

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Via E-mail
Valerie Kendall
Chief Financial Officer
Jacksonville Bancorp, Inc.
100 North Laura Street, Suite 1000
Jacksonville, Florida 32202

> **Re: Jacksonville Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 8, 2013**
> **File No. 333-186556**

Dear Ms. Kendall:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. If necessary, please update your audited financial statements and related disclosure as required by Regulation S-X.

2. We note that you have filed a definitive proxy statement on Schedule 14A seeking, among other things, shareholder approval to amend your articles to authorize a new class of nonvoting common stock. You may not register such shares in a secondary offering until the class has been authorized pursuant to a shareholder vote. Once shareholder approval is received, please file a pre-effective amendment to the registration statement that reflects the receipt of such approval. In this regard, we note that your Series A Preferred Stock will have already automatically converted into shares of common stock and/or nonvoting common stock, and therefore registration of such Series A shares will be unnecessary and should be removed from the Prospectus.

Selling Shareholders, page 11

3. For each of the selling shareholders identified in footnote 24, revise the disclosure on page 12 to indicate whether those broker-dealer affiliates:

- purchased the securities in the ordinary course of business; and
- at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly. We may have further comment.

Exhibit 5.1

4. Please have counsel make the following changes to the legal opinion, and file as a pre-effective amendment to the registration statement:

- update the opinion in its entirety to reflect receipt of the required shareholder approval, including the deletion of paragraph (g) on page 3;
- revise paragraph 4 on page 4 to delete subsections (i)-(iv) and to differentiate between the shares that will have been issued as a result of the conversion of the Series A shares and the shares that will be issued as a result of the conversion of the nonvoting common;
- delete paragraphs (h) and (j) on pages 3 and 4, since they are not appropriate assumptions; and
- delete the language in paragraph 1 of page 4 stating that counsel's opinion is based solely upon the Status Certificate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc.   Via E-mail
Nova Harb
McGuireWoods LLP